[Telemig Celular        TELEMIG CELULAR PARTICIPACOES S.A.          [Thomson
Logo]                                                            Financial Logo]
     Joao Cox                  Leonardo Dias                       Isabel Vieira
     Chief Financial Officer   Investor Relations Manager         Vice President
     Jcox@telepart.com.br      Ldias@telepart.com.br       Isabel.vieira@tfn.com
     (55 61) 429-5600          (55 61) 429-5673                   (212) 807-5110
--------------------------------------------------------------------------------

TMB                                                                     Listed
LISTED                                                                  Bovespa
NYSE                                                                    Company

                       TELEMIG CELULAR PARTICIPACOES S.A.


       PROPOSAL FOR CONFORMING BY-LAWS TO NEW WORDING OF ARTICLE 17 OF LAW
                                   No 6.404/76


              Law no 10.303, dated 31 October 2001 resulted in changes in
Article 17 of Law no 6.404/76 with regard to the advantages and preferences granted to preferred stock. The new wording of this article makes a distinction between these shares, depending on whether they are negotiated or not on the securities market, as shown below:

                   "Art. 17. The preferences or advantages of preferred shares may consist of:
                   I - priority in the distribution of dividends, fixed or minimum;
                   II - priority in reimbursement of capital, with or without premium;
                   III - accumulation of preferences and advantages mentioned in items I and II ss. 1 Regardless of the right to receive or not the value of the reimbursement of capital with or without premium, preferred shares without voting rights or with restrictions on the exercise of said right, will only be admitted for negotiation on the securities market if they are attributed at least one of the following preferences or advantages
                   I - right to participate in the dividend to be distributed, corresponding to at least 25% of the net profit of the period, calculated pursuant to art. 202, in accordance with the following criterion:
                   a) priority in the receipt of dividends mentioned in this item corresponding to at least 3% of the value of the net equity of the stock, and
                   b) right to participate in the profits distributed on an equal condition with the common stock, after the latter is assured a dividend equal to the prioritary minimum established pursuant to item (a), or II - right to receive dividends, per preferred share, at least 10% greater than the dividends attributed to each common share, or
                   III - right to be included in the public offering of sale of control, under the conditions established in art. 254-A, assuring a dividend at least equal to that of the common shares.
                   ss. 2 The by-laws should include, with accuracy and detail, other preferences or advantages to be granted to the shareholders without voting rights, or with restricted voting rights, in addition to those outlined herein.
                   ss. 3 The dividends, whether fixed or cumulative cannot be distributed in prejudice of the equity capital, except when, in the case of liquidation of the company, this advantage has been expressly assured.
                   ss. 4 Unless stipulated otherwise in the by-laws, the prioritary dividend is not cumulative, shares with fixed dividend do not participate in the remaining profit, and shares with minimum dividend participate in the profits distributed on equal conditions with the common shares, after these are assured a dividend equal to the minimum.

--------------------------------------------------------------------------------

[Telemig Celular
Logo]                                                                          1
                   ss. 5 Except in the case of shares with fixed dividends, the by-laws cannot exclude or restrict the right of preferred shares in terms of participation in the capital increases resulting from the capitalization of reserves or profits (art. 169).
                   ss. 6 The by-laws can grant the preferred shares with priority in the distribution of cumulative dividend the right to receive the latter, in the period during which profits are insufficient, charged to the account of capital reserves mentioned in ss. 1 of art. 182.
                   ss. 7 In the case of privatized companies, a preferred share of special class can be created, of exclusive ownership by the privatizing entity, to which the by-laws can grant the powers specified, including the power of veto of the deliberations of the annual stockholders' meeting on the specified subjects."

              As seen above, Law n(0) 10.303/2001 provides that non-voting preferred shares of open capital companies - as a pre-condition for their being admitted to negotiation on the securities market - should enjoy an effective advantage, consisting of at least one of the alternatives established in items I, II or III of ss. 1 of the new art. 17.

              In order to direct the adjustment of existing companies to the new provisions, Law n(0) 10.303/2001 issued the following transitory provisions, contained in its arts. 6 and 8, applicable to the present case:

                   "Art. 6 Existing companies shall proceed with the adjustment of their by-laws to the provisions of this Law within a period of one year, counted from the date on which the law goes into effect, and shall call a shareholders' meeting for this purpose."

                   "Art. 8. The change in the rights granted to existing shares as a result of compliance with this Law does not grant the right of withdrawal provided in Art 137 of Law n. 6.404, dated 1976, provided it is implemented by the end of 2002.


                   ss. 3. Publicly traded companies may only issue new preferred stock in accordance with the provisions of art. 17, ss. 1, of Law n(0) 6.404, dated 1976, with the wording provided by this Law, and the respective by-laws should be made to conform to the aforementioned legal provision within a period of one year counting from the effective date of this Law."


              Thus, in compliance with the above-mentioned provisions, the company believes it is mandatory to conform the By-Laws to the provisions of Law n(0) 10.303/2001, observing the exception created with regard to the right of withdrawal of the prejudiced shareholders, if the measure is implemented by 31 December 2002, as expressly determined by said regulation.

--------------------------------------------------------------------------------

[Telemig Celular
Logo]                                                                          2

              Therefore, in order to adjust the by-laws, it is necessary to grant one of the three rights listed in the items of paragraph one of article 17, pursuant to a deliberation of the shareholders meeting.

              Below is the provision of the by-laws which requires change in order to comply with the provisions of the law in question:

                       TELEMIG CELULAR PARTICIPACOES S.A.

Art. 11. Preferred shares do not have voting rights, except in the cases covered by the sole paragraph of this article and in the sole paragraph of article 14, and are assured priority in the reimbursement of capital, without premium, and in the payment of minimum dividends, non cumulative, of 6% per year, calculated on the amount resulting from the division of the subscribed capital by the total number of company shares.

Sole paragraph - The preferred shares shall acquire voting rights if the company, for three consecutive periods, fails to pay the minimum dividends to which they are entitled pursuant to the first part of this article.




--------------------------------------------------------------------------------

[Telemig Celular
Logo]                                                                          3